--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________



--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1.  Press  Release  re  Attunity  Forges  Leadership   Position  Empowering
    Real-Time Business Intelligence dated February 2, 2005.

                                                                          ITEM 1

Press Release                                             Source: Attunity, Ltd.

Attunity Forges Leadership Position Empowering Real-Time Business Intelligence

Wednesday February 2, 9:17 am ET

Recent Partnerships and New Products Drive Market Momentum

WAKEFIELD, Mass.--(BUSINESS WIRE)--Feb. 2, 2005-- Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, today announced that version 4.6 of the company's product suite is now available. This expanded product offering, coupled with new strategic partnerships with Business Intelligence vendors, has propelled Attunity into a leading position as a provider of real-time data integration solutions for business intelligence.

"Business Intelligence (BI) infrastructure and data warehousing remains an area of great interest for most enterprises," explained Ted Friedman, principal analyst at Gartner Inc. "To obtain maximum value from a strategic BI initiative, enterprises need to pay close attention to the underlying technology and data infrastructure."

New Products Power Real-Time Business Intelligence

Attunity today announced the general availability of Attunity 4.6, introducing significant enhancements to the Attunity product line--Attunity Connect,(R) Attunity Stream,(TM) and Attunity Federate(TM)--to empower the real-time data integration required for business intelligence initiatives including:

     o Real-Time ETL - Dramatically improve ETL efficiency and reduce latency in the Data Warehouse with change data capture.

     o Legacy Data Access for BI - Leverage existing BI tools to improve business decisions by accessing mainframe and legacy data.

     o Single Enterprise Views (EII) - Create 360(degree) views of customers and products with virtual data federation to achieve Enterprise Information Integration.

Strategic Partnerships Deliver Value to Customers

Through strategic channel partnerships, Attunity-based solutions are being deployed worldwide to meet a wide range of BI needs. Attunity's data access, change data capture (CDC), and virtual data federation (EII) products are a key requirement in the burgeoning demand for real-time business intelligence solutions.

Attunity's most recent BI partnerships include:

     o Microsoft - Attunity has teamed with Microsoft to extend the real-time data integration capabilities of Microsoft SQL Server 2000 Reporting Services and DTS.

     o Business Objects - Business Objects has built integrated support for Attunity change data capture in the latest release of their ETL product, BusinessObjects(TM) Data Integrator XI.

     o Cognos - Cognos ReportNet(TM) and DecisionStream(TM) work with Attunity to seamlessly bring together information from legacy data sources and display them as completely unified answers to every day questions.

     o Sunopsis - Attunity and Sunopsis collaborate in joint customer accounts to deliver real-time data integration for BI and ETL.

     o Hummingbird - Hummingbird resells Attunity's product family to offer Genio users efficient and real-time integration with mainframe and legacy data.

     o Embarcadero - With the combination of Attunity's product family and DT/Studio, the companies work together to help customers make sense of the data that lies at the heart of every major business decision.

"With the success we've already seen together in the marketplace, Business Objects looks forward to continuing our relationship with Attunity," said Darren Cunningham, director of product marketing for Business Objects. "More organizations are recognizing the value of change data capture as they move towards becoming a real-time enterprise. Attunity's CDC capabilities fill an important need in our market and we look forward to continuing our technology alliance partnership for enterprise-class data integration."

"We have been highly impressed with Attunity's real-time data integration capabilities," explained Caroline Seymour, director of product marketing for Cognos. "Our successful partnership with Attunity has enabled our joint customers to leverage data from legacy and mainframe systems for data warehousing and business intelligence initiatives."

"Over fifty percent of new and planned BI projects have real-time integration requirements, and enterprises have struggled with the infrastructure required to support such initiatives," said Dan Potter, vice president of marketing at Attunity. "Attunity is the only vendor that can provide enterprise information integration and change data capture across the entire spectrum of enterprise data sources. Our new products and strategic partnerships will further accelerate the positive growth of the company."

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than a 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders including Oracle and HP who embed Attunity software into their product and solution offerings.

Attunity Connect is a registered trademark, and Attunity Stream and Federate are trademarks of Attunity Ltd.. BusinessObjects is a trademark of Business Objects S.A. or its affiliated companies in the United States and/or other countries. Cognos and the Cognos logo are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries. Other product names may be the property of their respective owners.


----------------------
Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: February 2, 2005